UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Tamandare Explorations Inc.
(Name of Registrant as Specified In Its Charter)

333-150149
(Commission File Number)

Nevada	26-1434750
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

509 Madison Avenue, Suite 306
New York, New York 10022
 (Address of Principal Executive Offices)

Tel: (212) 980-9155
 (Registrant’s Telephone Number)

This Information Statement is being mailed on or about October 14, 2011, by Tamandare Explorations Inc. (the "Company" or “Tamandare”) to the holders of record of shares of its common stock.   This information statement (“Information Statement”) is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement.  You are urged to read this Information Statement carefully.  You are not, however, required to take any action.

On October 7, 2011, the Company entered into and closed a share exchange agreement (the “Share Exchange Agreement”) with Tonix Pharmaceuticals, Inc. (“Tonix”) and the stockholders of 100% of the equity securities of Tonix, including, the holders of 5,207,500 shares of common stock 1,500,000 shares of Series A Preferred Stock and 2,275,527 shares of Series B Preferred Stock (the “Tonix Shareholders”), on the one hand, and Tamandare and David Moss (“Moss”), the sole officer and director and majority shareholder of Tamandare, on the other hand.  As a result of the Share Exchange Agreement, Tonix became Tamandare’s wholly-owned subsidiary.

In connection with the consummation of the Share Exchange Agreement, Moss resigned as our President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Chairman, On October 7, 2011, we appointed Seth Lederman as our President Chief Executive Officer, Director and Chairman of the Board of Directors, Rhonda Rosen as our Chief Financial Officer, Benjamin Selzer as our Chief Operating Officer and Susan Kerridge as our Secretary.

Additionally, in connection with the consummation of the Share Exchange Agreement, Moss shall resign as a director of the Company on or about the tenth day after the mailing of this Schedule 14f-1. Effective at that time, Stuart Davidson, Patrick Grace, Donald Landry, Ernest Mario, Charles Mather and John Rhodes will be added as new directors of the Company.

This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the appointment of the new directors.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

On October 7, 2011, the Company entered into and closed the Share Exchange Agreement with Tonix and the Tonix Shareholders, on the one hand, and Tamandare and Moss, on the other hand (the “Reverse Merger Transaction”). Tonix is a specialty pharmaceutical company focusing on developing new pharmaceutical products that are safer and more effective than widely prescribed central nervous system drugs in large and growing markets.

Pursuant to the Share Exchange Agreement, the Company issued an aggregate of 22,666,667 shares of common stock to the Tonix Shareholders in exchange for 100% of the capital stock and ownership interests of Tonix.  Tamandare’s existing stockholders retained 4,000,000 shares of common stock and 1,500,000 shares of common stock owned by Moss were returned to treasury and cancelled immediately prior to the closing of the Share Exchange Agreement.

In connection with the consummation of the Share Exchange Agreement, Moss resigned as our President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Chairman, On October 7, 2011, we appointed Seth Lederman as our President Chief Executive Officer, Director and Chairman of the Board of Directors, Rhonda Rosen as our Chief Financial Officer, Benjamin Selzer as our Chief Operating Officer and Susan Kerridge as our Secretary.

Additionally, in connection with the closing of the Merger Agreement, Moss will resign as a director of the Company on or about the tenth day after the filing of this Schedule 14f-1. Effective at that time, the following will be the new executive officers and directors of the Company:

Seth Lederman – President, Chief Executive Officer, Chairman, and Director
Rhonda Rosen – Chief Financial Officer
Benjamin Selzer – Chief Operating Officer
Susan Kerridge – Secretary
Stuart Davidson –Director
Patrick Grace – Director
Donald Landry – Director
Ernest Mario – Director
Charles Mather – Director
John Rhodes  – Director

As a result of the Share Exchange Agreement, Tonix became the Company’s wholly-owned subsidiary and the Company’s operating entity.

CERTAIN INFORMATION REGARDING THE COMPANY

Voting Securities

There is currently one class of voting securities of the Company entitled to be voted at a meeting, or by written consents or authorizations if no meeting is held. As of the date of this Information Statement, the Company’s authorized capital stock included 75,000,000 shares of common stock, of which 26,666,667 shares will be issued and outstanding upon consummation of the Share Exchange Agreement.

Security Ownership of Certain Beneficial Owners and Management

Upon the consummation of the Share Exchange Agreement on October 7, 2011, the following table sets forth certain information that would exist as of October 7, 2011 with respect to the beneficial ownership of the Company’s outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of the named executive officers, directors, and director nominees; and (iii) our directors, director nominees and named executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Unless otherwise indicated in the footnotes to the following table, each person named in the table has sole voting and investment power and that person’s address is c/o Tonix Pharmaceuticals, Inc., 509 Madison Avenue, Suite 306, New York, New York 10022.

NAME OF OWNER	TITLE OF CLASS	NUMBER OF SHARES OWNED (1)	PERCENTAGE OF COMMON STOCK
Seth Lederman	Common Stock	11,491,894 (2)	43.09%
Rhonda Rosen	Common Stock	196,359	*
Benjamin Selzer	Common Stock	532,350	2.00%
Susan Kerridge	Common Stock	130,906	*
Stuart Davidson	Common Stock	1,221,788 (3)	4.58%
Patrick Grace	Common Stock	130,906	*
Donald Landry	Common Stock	2,254,627 (4)	8.45%
Ernest Mario	Common Stock	1,047,245	3.93%
Charles Mather	Common Stock	87,269	*
John Rhodes	Common Stock	785,436	2.95%
Officers and Directors as a Group (10 persons)	Common Stock	15,983,923 (5)	59.94%
Lederman & Co., LLC (6)	Common Stock	5,753,865	21.58%
Eli Lederman (7)	Common Stock	2,236,310	8.39%
L&L Technologies, LLC (8)	Common Stock	1,894,857	7.11%
National Holdings Corporation (9)	Common Stock	1,865,406	7.00%
David J. Moss (10)	Common Stock	1,771,818	6.64%
___________________________
* Denotes less than 1%

(1)
Beneficial ownership percentages gives effect to the completion of the Share Exchange, and are calculated based on 26,666,667 shares of common stock issued and outstanding. Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act. The number of shares beneficially owned by a person includes shares of common stock underlying options or warrants held by that person that are currently exercisable or exercisable within 60 days of October 7, 2011. The shares issuable pursuant to the exercise of those options or warrants are deemed outstanding for computing the percentage ownership of the person holding those options and warrants but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. The persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite that person’s name, subject to community property laws, where applicable, unless otherwise noted in the applicable footnote.

(2)
Includes 5,753,865 shares of common stock owned by Lederman & Co., LLC, 1,894,857 shares of common stock owned by L&L Technologies, Inc., 959,974 shares of common stock owned by Targent Pharmaceuticals, LLC and 73,961 shares owned by the Seth M. Lederman 1999 Trust. Seth Lederman, as the Managing Member of Lederman & Co., LLC and Targent Pharmaceuticals, LLC, the Manager of L&L Technologies, Inc. and the Trustee of the Seth M. Lederman 1999 Trust, has investment and voting control over the shares held by these entities.

(3)
Includes 1,090,882 shares of common stock owned by Lysander, LLC and 130,906 shares owned by Oystercatcher Trust. Stuart Davidson, as the Member of Lysander, LLC and Trustee of Oystercatcher Trust, has investment and voting control over the shares held by these entities.

(4)	Includes 1,894,857 shares of common stock owned by L&L Technologies, Inc. Donald Landry, as a Member of L&L Technologies, Inc., has investment and voting control over the shares held by this entity.
(5)
Includes 5,753,865 shares of common stock owned by Lederman & Co., LLC, 1,894,857 shares of common stock owned by L&L Technologies, Inc., 959,974 shares of common stock owned by Targent Pharmaceuticals, LLC, 73,961 shares owned by the Seth M. Lederman 1999 Trust, 1,090,882 shares of common stock owned by Lysander, LLC and 130,906 shares owned by Oystercatcher Trust.

(6)
Seth Lederman, our President and Chief Executive Officer, has investment and voting control over the shares held by this entity. The mailing address for this entity is 245 E. 93rd St. 14E, New York, New York 10128.

(7)	The mailing address for this beneficial owner is Malt House Cottage, Hurley, Berkshire, SL6 5LT, United Kingdom.
(8)
Seth Lederman, our President and Chief Executive Officer and Donald Landry, a Director, have investment and voting control over the shares held by this entity. The mailing address for this entity is 245 E. 93rd St. 14E, New York, New York 10128.

(9)	Mark Goldwasser, C.E.O. has investment and voting control over the shares held by this entity. The mailing address for this entity is 120 Broadway, 27th Floor, New York, NY 10271.
(10)	The mailing address for this beneficial owner is 23046 Avenida de la Carlota, Suite 600, Laguna Hills, CA 92653.

CHANGES TO THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is certain information regarding the persons who have and/or will become directors and executive officers of the Company pursuant to the Share Exchange Agreement:

Name	Age	Position
Seth Lederman	54	President, CEO and Chairman of the Board of Directors
Rhonda Rosen	54	Chief Financial Officer
Benjamin Selzer	34	Chief Operating Officer
Susan Kerridge	34	Secretary
Stuart Davidson	54	Director
Patrick Grace	55	Director
Donald Landry	57	Director
Ernest Mario	73	Director
Charles Mather	51	Director
John Rhodes	55	Director

Set forth below is certain information with respect to the above-named officers and directors:

Seth Lederman, MD founded Tonix in June of 2007 and has acted as the Chairman of the Board of Directors since inception and as President since June 2010. Dr. Lederman has been the Chairman of Krele since its inception in August 2010. Since 1996, Dr. Lederman has been an Associate Professor at Columbia University. As an Assistant Professor at Columbia, Dr. Lederman discovered and characterized the CD40-ligand and invented therapeutic candidates to treat autoimmune diseases and transplant rejection.  Dr. Lederman has been a Manager of L&L Technologies LLC since 1996.  In addition, Dr. Lederman has been the Managing Member of Seth Lederman Co, LLC since January 2007 and the Managing Member of Lederman & Co, LLC since 2002, both of which are biopharmaceutical consulting and investing companies. Dr. Lederman has also been the Managing Member of Targent Pharmaceuticals since 2000, and Managing Member of Plumbline LLC since 2002. Targent Pharmaceuticals, LLC was a founder of Targent Pharmaceuticals Inc. on which Board of Directors Dr. Lederman served from inception in 2001 until the sale of its assets to Spectrum Pharmaceuticals Inc. in 2006.  Between January 2007 and November 2008, Dr. Lederman was a Managing Partner of Konanda Pharma Partners, LLC, a Director of Konanda Pharma Fund I, LP, and a Managing Partner of Konanda General Partner, LLC, which were related private growth equity fund entities. As well, between January 2007 and November 2008, Dr. Lederman was Chairman of Validus Pharmaceuticals, Inc. and Fontus Pharmaceuticals, Inc., which were portfolio companies of the Konanda private growth equity fund. Between 2006 and 2011, Dr. Lederman was a director of Research Corporation, a New York-based on-profit Dr. Lederman received his BA degree in Chemistry from Princeton University in 1979 and his MD from Columbia University in 1983. Dr. Lederman has been a New York State licensed physician since 1985.  Dr. Lederman’s significant experience with our patent portfolio and his experience as an entrepreneur, seed capital investor, fund manager, and director of start-up biopharmaceutical companies were instrumental in his selection as a member of the board of directors.

Rhonda Rosen has served as the Treasurer of Tonix and Krele since August 2010 and as the Chief Financial Officer and Chief Administrative Officer of Tonix and Krele since April 2011.  Between August 2010 and April 2011, Ms. Rosen served as the Chief Operating Officer and interim Chief Financial Officer of Tonix and Krele. Ms. Rosen has also been an Associate Partner at Tatum, an executive services firm, since March 2010, where she provided executive level financial consulting services.  Between July 2007 and February 2010, Ms. Rosen served as the Treasurer and Chief Financial Officer of Validus Pharmaceuticals LLC, and its predecessor companies including Konanda Pharma Partners, LLC, Konanda Pharma Fund I, L.P., Validus Pharmaceuticals, Inc. and Fontus Pharmaceuticals, Inc.  Between November 2006 and July 2007, Ms. Rosen was the Senior Vice President of Wood Creek Capital Management. Previously, Ms. Rosen was the Director of Sales at Liability Solutions Inc. (2004 to 2005); Managing Director of Insurance and Alternative Asset Management Investment Banking at Putnam Lovell NBF (1999 to 2003); and Managing Director of Insurance Investment Banking at CIBC World Markets (formerly Oppenheimer & Co.) (1991 to 1999).  Ms. Rosen earned her MBA in Finance & Accounting and her BS in Economics from the Wharton School of Business, where she graduated summa cum laude, and earned a MS in Taxation from Temple University.  Ms. Rosen is a Certified Public Accountant in the States of New York and Pennsylvania.

Benjamin Selzer has served as the Chief Operating Officer of Tonix since April 2011. Between February 2011 and April 2011, Mr. Selzer served as Tonix’s Chief Business Officer. Between May 2009 and January 2011, Mr. Selzer was a private consultant. Previously, Mr. Selzer was the Executive Director, International Operations and Alliance Management at Aton Pharma, Inc. from April 2008 to May 2009 and Director, Business Development at Reliant Pharmaceuticals, Inc. from July 2004 to March 2008. From 1999 through 2004, Mr. Selzer was a healthcare investment banker at Banc of America Securities LLC, Lehman Brothers Inc., and Warburg Dillon Read LLC in New York. Mr. Selzer received his BA in Economics from The Johns Hopkins University.

Susan Kerridge has served as our Vice President, Strategy since April 2011 and Secretary since August 2010. Ms. Kerridge served as Tonix’s Vice President, Marketing from June 2010 until April 2011. Prior to joining Tonix, Ms. Kerridge was the Vice President of Marketing at Plumbline Pharmaceuticals, LLC between April 2009 and June 2010. Ms. Kerridge was a summer associate in the Loan Sales division of Société Générale in 2007. In 2004, Ms. Kerridge founded W Ketchup, a ketchup brand targeting a niche market, where she served as the Company’s Chief Operating Officer until 2006. Ms. Kerridge earned her MBA from New York University’s Stern School of Business in 2008, specializing in Finance, Marketing and Management, and graduated magnum cum laude from Bowdoin College in 1999, earning her AB in Classics and Archeology.

Stuart Davidson has been a director of Tonix since July 2010. Since 1994, Mr. Davidson has been a Managing Partner of Labrador Ventures. Prior to Labrador, Mr. Davidson founded and served as CEO of Combion, Inc., which was acquired by Incyte. He also served as President of Alkermes, Inc., a biotechnology company focused on drug delivery. Mr. Davidson received his Bachelor’s Degree from Harvard College in 1978 and his MBA from Harvard Business School in 1984. Mr. Davidson’s prior experience as a venture capital investor, entrepreneur, and biotechnology industry executive experience leading pharmaceutical companies was instrumental in his selection as a member of our board of directors.

Patrick Grace has been a director of Tonix since June 2007. Since 1996, he has been a director of Chemed Corporation. Mr. Grace was the co-founder of and has served as the Managing Partner of Apollo Philanthropy Partners, L.L.C. since October 2008. He has also been President of MLP Capital, Inc., New York, New York, an investment holding company, since 1996. Mr. Grace served in various senior management roles with W. R. Grace & Co. from 1977-1995, and was last President and CEO of Grace Logistics Services, Inc. From January 2002 to August 2002, Mr. Grace was also President and Chief Executive Officer of Kingdom Group, LLC (“Kingdom”), New York, New York (a provider of turnkey compressed natural gas fueling systems), which filed for bankruptcy January 2002, and he was Executive Vice President of Kingdom from August 1999 to December 2000. Mr. Grace was a liberal arts major at the University of Notre Dame and earned a MBA in finance from Columbia University. Mr. Grace’s extensive executive experience, along with his membership on the board of directors of a public company was instrumental in his selection as a member of our board of directors.

Donald W. Landry, MD, PhD has been a director of Tonix since June 2007. Dr. Landry has been a member of the faculty of Columbia University since 1986, and has served as the Samuel Bard Professor of Medicine, Chair of the Department of Medicine and Physician-in-Chief at New York Presbyterian Hospital/Columbia University since 2008. Dr. Landry was a co-founder and has been a member of L&L Technologies, LLC since 1996. Dr. Landry received his BS degree in Chemistry from Lafayette College in 1975, his PhD in Organic Chemistry from Harvard University in 1979 and his M.D. from Columbia University in 1983. Dr. Landry has been a New York State licensed physician since 1985. In 2008, Dr. Landry was awarded the Presidential Citizens Medal, the second-highest award that the President can confer upon a civilian.  Dr. Landry’s significant medical and scientific background was instrumental in his selection as a member of the board of directors.

Ernest Mario, PhD has been a director of Tonix since September 2010. Dr. Mario is a former Deputy Chairman and Chief Executive of Glaxo Holdings plc and a former Chairman and Chief Executive Officer of ALZA Corporation. Since August 2007, Dr. Mario has served as a Director of Celgene Corporation, a Director of Boston Scientific since October 2001 and currently is the Lead Director of Pharmaceutical Product Development, Inc. From 2003 to 2007, he was Chairman and Chief Executive of Reliant Pharmaceuticals, Inc. Since August 2007, Dr. Mario has served as the Chief Executive Officer and Chairman of Capnia, Inc., a privately held specialty pharmaceutical company in Palo Alto, CA. He is Chairman of the American Foundation for Pharmaceutical Education and serves as an advisor to the pharmacy schools at the University of Rhode Island and The Ernest Mario School of Pharmacy at Rutgers University. In 2007, Dr. Mario was awarded the Remington Medal by the American Pharmacists’ Association, pharmacy’s highest honor. Dr. Mario received a PhD and an MS in physical sciences from the University of Rhode Island and a BS in pharmacy from Rutgers University. Dr. Mario brings to his service as a director his significant executive leadership experience, including his experience leading several pharmaceutical companies, as well as his membership on public company boards and foundations. He also has extensive experience in financial and operations management, risk oversight, and quality and business strategy.

Charles Mather has been a director of Tonix since April 2011. Mr. Mather has been the Head of Private and Alternative Capital and Co-Head of ECM at Janney Montgomery Scott since December 2009. Between October 2008 and December 2009, Mr. Mather served as an independent consultant to various securities firms. Between May 2007 and September 2008, Mr. Mather was the head of the Structured Equity Group at Jefferies Group Inc. Prior to that, Mr. Mather held various senior investment banking positions at Cowen and Company, including as Co-Head of the Private Equity Group. Mr. Mather’s extensive experience as an investment banker was instrumental in his selection as a member of our board of directors.

John Rhodes has been a director of Tonix since October 2010. Mr. Rhodes has been a director of Dewey Electronics Company, a manufacturer of electronic and electromechanical systems for the military and commercial markets, since 2005. Between April 2007 and June 2010, Mr. Rhodes was a Senior Advisor to Good Energies, Inc., a renewable energy company. Mr. Rhodes is a former Vice President of Booz Allen Hamilton, Inc. Mr. Rhodes is a graduate of Princeton University and the Yale School of Management. Mr. Rhodes’ extensive business and consulting experience, along with his membership on the board of directors of a public company was instrumental in his selection as a member of our board of directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Since we are governed under Section 15(d) of the Exchange Act, we are not required to file reports of executive officers and directors and persons who own more than 10% of a registered class of our equity securities pursuant to Section 16(a) of the Exchange Act.

LEGAL PROCEEDINGS

Our Directors and Executive Officers have not been involved in any of the following events during the past ten years:

1.
any bankruptcy petition filed by or against such person or any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.
being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting his involvement in any type of business, securities or banking activities or to be associated with any person practicing in banking or securities activities;

4.
being found by a court of competent jurisdiction in a civil action, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

5.
being subject of, or a party to, any federal or state judicial or administrative order, judgment decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

6.
being subject of or party to any sanction or order, not subsequently reversed, suspended, or vacated, of any self-regulatory organization, any registered entity or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Transactions of Tamandare

On November 22, 2010, in a private transaction, David J. Moss purchased 3,000,000 shares of the company's common stock from Roger Gebert, a former officer and director of the Company. Mr. Moss paid Mr. Gebert $1,500 for the shares, or $0.0005 per share. All of such shares are "restricted" securities, as that term is defined by the Securities Act of 1933, as amended.

Related Transactions of Tonix

Other than as disclosed below, since January 1, 2009, there have been no transactions or proposed transactions, which have materially affected or will materially affect us in which any director, executive officer or beneficial holder of more than 5% of our outstanding common or preferred stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest. We have no policy regarding entering into transactions with affiliated parties.

On June 4, 2010, Tonix entered into a consulting agreement with Lederman & Co., LLC, of which our Chairman, CEO and President Seth Lederman is the Managing Member. Pursuant to this agreement, Lederman & Co. shall provide clinical development, strategic, management and operational consulting services. In exchange for its services, Tonix shall pay Lederman & Co. compensation of $250,000 per annum and issued to Lederman & Co. 300,000 shares of its common stock, 20% of which vested on the date of the agreement and the remainder vesting in equal amounts on each of the first, second, third and fourth anniversaries of the date of the agreement. On August 1, 2011 the cash compensation was reduced to $127,000 per annum.  Immediately prior to the Share Exchange, the unvested shares of common stock vested.

On June 4, 2010 Tonix entered into a consulting agreement with L&L Technologies, LLC, of which our Chairman, CEO and President Seth Lederman is the Manager. Pursuant to this agreement, L&L Technologies shall provide scientific and medical consulting services. In exchange for its services, Tonix shall pay L&L Technologies compensation of $96,000 per annum, or such greater amount as the Board may designate from time to time, and issued to L&L Technologies 1,176,000 shares of its common stock, 25% of which vested on the date of the agreement and the remainder vesting in equal amounts on each of the first, second and third anniversaries of the date of the agreement.  Immediately prior to the Share Exchange, the unvested shares of common stock vested.

Director Independence

As of the closing of the Share Exchange Agreement, the Company has two directors, Seth Lederman and David Moss, of which David Moss will resign upon the expiration of the ten day period following the mailing of the Schedule 14f-1 to the Company’s shareholders, and Stuart Davidson, Patrick Grace, Donald Landry, Ernest Mario, Charles Mather and John Rhodes will be appointed as directors.  We are not required to have any independent members of the Board of Directors. The board of directors has determined that (i) Seth Lederman has a relationship which, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and is not an “independent director” as defined in the Marketplace Rules of The NASDAQ Stock Market and (ii) Stuart Davidson, Patrick Grace, Donald Landry, Ernest Mario, Charles Mather and John Rhodes are each an independent director as defined in the Marketplace Rules of The NASDAQ Stock Market.

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

Board Committees

As we do not have any Board committees, the Board as a whole carries out the functions of audit, nominating and compensation committees.

There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of the Company’s development, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level.

The Board of Directors does not currently provide a process for shareholders to send communications to the Board of Directors because management of the Company believes that until this point it has been premature to develop such processes given the limited liquidity of the common stock of the Company. However, the new management of the Company may establish a process for shareholder communications in the future.

Board Leadership and Risk Oversight

Our Chief Executive Officer also serves as Chairman of the Board. The Board believes that the Company’s Chief Executive Officer is best situated to serve as Chairman of the Board because he is the director most familiar with our business and industry and the director most capable of identifying strategic priorities and executing our business strategy. In addition, having one person serve as both Chairman and Chief Executive Officer eliminates potential for confusion and provides clear leadership for the Company, with a single person setting the tone and managing our operations. The Board oversees specific risks, including, but not limited to:

●	appointing, retaining and overseeing the work of the independent auditors, including resolving disagreements between the management and the independent auditors relating to financial reporting;

●	approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing annually the independence and quality control procedures of the independent auditors;

●	reviewing, approving, and overseeing risks arising from proposed related party transactions;

●	discussing the annual audited financial statements with the management;

●
meeting separately with the independent auditors to discuss critical accounting policies, management letters, recommendations on internal controls, the auditor’s engagement letter and independence letter and other material written communications between the independent auditors and the management; and

●
monitoring the risks associated with management resources, structure, succession planning, development and selection processes, including evaluating the effect the compensation structure may have on risk decisions.

Code of Ethics

We have not adopted a code of ethics to apply to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions because, until recently, we have not been an operating company. We expect to prepare a Code of Ethics in the near future.

SUMMARY COMPENSATION TABLE

The following Executive Compensation Chart highlights the compensation for our executive officers. No other executive officers received salary and bonus in excess of $100,000 for the prior two fiscal years.

Summary Compensation Table

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)		Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Seth Lederman	2010	-	-	69,738	(1)	-	-	-	205,833	(2)	275,571
	2009	-	-	-		-	-	-	-		-

Rhonda Rosen	2010	93,750	-	8,865	(3)	-	-	-	-		102,615
	2009	-	-	-		-	-	-	-		-

David J. Moss *	2010	-	-	-		-	-	-	-		-
	2009	-	-	-		-	-	-	-		-

Mark Lawson **	2010	-	-	-		-	-	-	-		-
	2009	-	-	-		-	-	-	-		-

* Mr. Moss resigned as our President and Chief Executive Officer on October 7, 2011.
** Mr. Lawson resigned as our President and Chief Executive Officer on November 22, 2010.

(1)
Represents (i) 60,000 shares of common stock granted to Lederman & Co., LLC, and (ii) 294,000 shares of common stock granted to L&L Technologies, LLC, which stock was vested at a value of $0.197/share as of December 31, 2010.

(2)	Represents $56,000 of consulting fees paid to L&L Technologies, $145,833 of consulting fees paid to Lederman & Co. and $4,000 of director fees paid.
(3)	Represents 45,000 shares of common stock granted and vested at a value of $0.197/share as of December 31, 2010.

Outstanding Equity Awards at Fiscal Year-End Table.

The following table sets forth information for the Tonix executive officers regarding the number of shares subject to unvested stock awards as of December 31, 2010.

Name	Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that have not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested ($)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested ($)

Seth Lederman	1,122,000	221,034	0	0
Rhonda Rosen	180,000	35,460	0	0
Susan Oliver	120,000	23,640	0	0

Employment Agreements with Executive Officers

Rhonda Rosen

On April 1, 2011, Tonix entered into an employment agreement with Ms. Rosen, pursuant to which Ms. Rosen was engaged to serve as Chief Financial Officer and Chief Administrative Officer of Tonix. Pursuant to this agreement, as amended, Ms. Rosen earns a salary of $175,000 per annum.

Benjamin Selzer

On April 1, 2011, Tonix entered into an employment agreement with Mr. Selzer, pursuant to which Mr. Selzer was engaged to serve as the Chief Operating Officer of Tonix. Pursuant to this agreement, as amended, Mr. Selzer earns a salary of $175,000 per annum.

Susan Kerridge

On April 20, 2011, Tonix entered into an employment agreement with Ms. Kerridge, pursuant to which Ms. Kerridge was engaged to serve as Vice President, Strategy of Tonix. Pursuant to this agreement, as amended, Ms. Kerridge earns a salary of $150,000 per annum.

Director Compensation

The following table sets forth summary information concerning the total compensation paid to our non-employee directors in 2010 for services to our company.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Total ($)
Stuart Davidson	-	29,550	29,550
Patrick Grace	4,000	27,186	31,186
Donald Landry	4,000	231,672	235,672
Ernest Mario	-	39,400	39,400
Charles Mather	-	-	-
John Rhodes	-	29,550	29,550
Total:	8,000	357,358	365,358

Stock Option Plans

Tonix adopted an incentive stock plan in 2010. As a result of the Share Exchange, all outstanding unvested stock awards were immediately vested prior to the consummation of the Share Exchange and there are currently no options or grants outstanding.

Bonuses and Deferred Compensation

           The Company does not have any bonus, deferred compensation or retirement plan. Decisions regarding compensation will be determined by our compensation committee once established; our compensation committee will consist of our three independent directors effective until the expiration of the ten day period following the mailing of the Schedule 14f-1 to the Company’s shareholders.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAMANDARE EXPLORATIONS INC.

October 14, 2011	By:	/s/ SETH LEDERMAN
Seth Lederman
Chief Executive Officer